

DEER CREEK
Energy Limited


05009012



SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH. D.C.
213
SECTION

June 2, 2005

Securities of Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

RE: Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Deer Creek Energy File #: 82-34856

SUPPL

Please find enclosed copies for your records:

- 2005 Annual Information Form, dated March 18, 2005
- Fee Rule Form 13-502F1 (Annual Participation Fee For Reporting Issuers) for the financial year ending December 31, 2004
- Certification of Annual Filings during transition period dated March 11, 2005
    - John S. Kowal
    - Glen C. Schmidt

Please acknowledge receipt by signing below and returning it to my attention using the self-addressed envelope provided.

If I can be of further assistance, please call me at 403-538-2735.

Regards,

Lori Pretty
Corporate Services

PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

3

dw 6/16

Enc.

I acknowledge receipt of all of the above noted documents this the _____ day of

____________________, 2005.

____________________	____________________
Print Name	Signature

Bow Valley Square 2, Suite 2600, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7
Phone: (403) 264-3777 Facsimile: (403) 264-3700 www.deercreekenergy.com


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C.
213
SECTION



DEER CREEK
Energy Limited

REVISED INITIAL ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 18, 2005

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

This Annual Information Form contains forward-looking statements relating to the anticipated future operations, strategies, financial and operating results and business opportunities of Deer Creek Energy Limited ("Deer Creek", or the "Company"). Forward-looking information typically contains statements using words such as "anticipate", "believe", "project", "expect", "plan", "intend" or similar words suggesting future outcomes, statements that actions, events or conditions "may", "would", "could" or "will" be taken or occur in the future, or statements regarding the outlook for petroleum prices, estimated amounts and timing of capital expenditures, anticipated results of development and construction projects, estimates of future production, reserves and resources or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. Statements concerning resources and reserves are also forward-looking statements, as they reflect estimates as to the volume and nature of petroleum deposits that will be found to be present when a project is developed, and, in the case of reserves, the expectation that the deposits can be economically exploited in the future.

Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, risks and uncertainties and other factors that contribute to the possibility that the predicted outcome will not occur. Among the factors that could cause actual events, results or outcomes to differ materially from those reflected in the forward-looking information in this Annual Information Form include those identified under the heading "Risk Factors" and elsewhere in this Annual Information Form. Readers should be aware that the list of risks set forth under "Risk Factors" is not exhaustive.

Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any forward-looking information.

CORPORATE STRUCTURE

Deer Creek was incorporated pursuant to the Alberta Business Corporations Act ("ABCA") on October 1, 1996. On January 17, 1997, the Company filed Articles of Amendment to remove both the share transfer restrictions attached to the Common Shares and the private company restrictions contained in its Articles of Incorporation. On September 2, 1999, the Company filed Articles of Amendment to redesignate 70,000,000 First Preferred Shares as First Preferred Shares, Series A and to provide for the rights, privileges, restrictions and conditions attaching to such shares. On March 20, 2000, the Company filed Restated Articles of Incorporation to amend the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Series A. On October 9, 2002, the Company filed Articles of Amendment to cancel the First Preferred Shares, Series A. On June 1, 2004, the Company filed Articles of Amendment to, among other things, consolidate the then outstanding Common Shares on a five for one basis.

The Company's head office is located at Bow Valley Square II, Suite 2600, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, and its registered office is located at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

Deer Creek has no material subsidiaries.

DEVELOPMENT OF THE BUSINESS

General

Deer Creek is a Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. Deer Creek's principal assets include an interest in Alberta Oil Sands Leases 24 and 74 (formerly Permit 70), collectively known as the Joslyn Project.

The Joslyn Project is located in the regional municipality of Wood Buffalo, approximately 60 kilometres north of Fort McMurray in northern Alberta. Deer Creek has been evaluating and developing the Joslyn Project over the course of the last seven years and has formulated a strategy to advance the program for the recovery of bitumen as a multi phased SAGD and mining development. The Company holds an 84% working interest in, and is the operator of, the Joslyn Project, which contains over 50,000 acres of land and oil sands rights in the McMurray formation.

As at December 31, 2004, Deer Creek employed 25 people.

Historical Development

Early Venture Capital Investment

Lime Rock provided Deer Creek with the original venture capital required to undertake the Joslyn Project. In 1998 and 1999, Deer Creek issued debentures in four separate financings. The first debenture, in the amount of $1.5 million, was issued in 1998 and provided the Company with the funds required to satisfy the initial obligations under a farm out with Talisman, thereby earning the option to acquire Lease 24 pursuant to the Talisman Agreement. In 1999, the Company completed three additional debenture financings with proceeds of $93,533, US$4.5 million and US$5.7 million. The proceeds from these transactions were used to complete the purchase of assets under the Talisman Agreement and to fund the Pilot Project. All of the outstanding debentures were consolidated in December 1999. In August 2002, Deer Creek completed an agreement with Lime Rock to set-off the consolidated debentures together with all accrued interest, by the subscription for 14,361,800 Common Shares.

Pilot Project

The development of the Joslyn Project commenced in 1998 with initial field tests on Lease 24 using proprietary multi drain SAGD oil recovery technology. The Pilot Project was located on the north part of Lease 24. In November 1998, Deer Creek carried out the initial stage of the Pilot Project with the drilling of one horizontal well and one vertical well followed by 45 days of steam injection operations. Engineering and other technical work then continued in preparation for the second stage of the Pilot Project. The second stage of the Pilot Project field operations commenced in the winter of 2000 and continued until March 2001 with the drilling of four additional vertical wells and a second horizontal well. Steam injection commenced in February 2000, followed by a second round of drilling in September and October 2000, which included a SAGD well pair.

The Pilot Project consisted of a total of 13 pilot wells, two disposal wells, and one water supply well. The Pilot tested a variety of well architectures, including a dual well pair. In November 2000, the bitumen production rate exceeded the target rate established in the Talisman Agreement. The Pilot operation was subsequently discontinued in March 2001 and the test facilities dismantled. The dual well pair had a cumulative steam oil ratio of approximately 2.8 m3/m3 during the four month duration of the test and an average steam oil ratio in the final month of the test of approximately 2.4 m3/m3. The results of the test confirmed well performance and were sufficiently positive that Deer Creek proceeded with plans to develop the Joslyn Project.

Three Year History

The Company entered into an agreement to acquire Lease 24 from Talisman on March 1, 1998 for an initial payment of $5.3 million plus a commitment to pay an additional amount of up to $21.0 million plus accrued interest. On November 3, 1999, Deer Creek purchased Lease 74 at an Alberta crown land sale for $0.2 million.

During 2002, Deer Creek completed a 31 well core hole drilling program. This drilling program completed Deer Creek's evaluation requirements to extend the tenure of Lease 24. Approval of the lease extension was granted in June 2002 with the designated status of a continued lease. Regulatory approval for SAGD Phase I was received in May 2002. A regulatory application was made in August 2002 to relocate the SAGD Phase I demonstration development to the west side of Lease 24, away from the potential mining area.

On August 8, 2002, the Company sold 16% of its then 100% interest in the Joslyn Project to Enerplus for gross proceeds of $16.0 million plus the assumption by Enerplus of 16% of the contingent obligations to Talisman. The Company also completed an agreement with Lime Rock to satisfy the previously issued consolidated debenture and all accrued interest, by the subscription for 14,361,800 Common Shares.

On August 8, 2002, the Company completed a private placement of 5,264,282 Common Shares at a price of $4.65 per Common Share for gross proceeds of $24.5 million. The net proceeds from this financing were used for the continued development of the Joslyn Project.

On August 30, 2002, the shareholders of the Company approved a special resolution to reduce the stated capital of the Common Shares, pursuant to the ABCA, in the aggregate amount of $7.2 million and to contribute this amount to the Company's contributed surplus. Putting this resolution before shareholders for their consideration was in accordance with the contractual obligations of the Company to Lime Rock under agreements relating to their investment in Deer Creek.

On November 28, 2002, the Company completed a private placement of 909,091 flow-through Common Shares at a price of $5.50 per flow-through Common Share for gross proceeds of $5.0 million. The net proceeds from this financing were used to pay costs related to the 2003 winter drilling program.

During the first quarter of 2003, the Company completed a 107 well drilling program of core holes and utility wells. By the end of that year, the well database for the Joslyn Project had increased to more than 370 wells, providing additional information to evaluate the total resource.

In July 2003, the Company applied for regulatory approval for SAGD Phase II, a 10,000 barrels of bitumen per day SAGD expansion. While the regulatory review process continued, the Company worked with stakeholders to address their concerns and interests regarding the development plans for SAGD Phase II.

In the second half of 2003, the Company focused on the engineering design, major equipment construction, and site and access road construction for SAGD Phase I. Deer Creek's objectives included managing the modularization of the SAGD Phase I facilities, start-up protocols and detailed well design optimization. In addition, Deer Creek began gathering initial base-line environmental data and developing the preliminary engineering design for the SAGD Phase II facility. In the third quarter of 2003, detailed engineering commenced on SAGD Phase II and the Company successfully drilled its initial demonstration well pair for SAGD Phase I.

On November 4, 2003, the Company completed a private placement of 1,000,000 flow-through Common Shares at a price of $10.00 per flow-through Common Share, for gross proceeds of $10.0 million. The net proceeds from this financing were used to fund the Company's winter core hole delineation program in 2004.

On January 28, 2004, the Company completed a private placement of 2,020,000 Common Shares at a price of $8.75 per Common Share for gross proceeds of $17.7 million. The net proceeds from this financing were used for the continued development of the Joslyn Project and, specifically, the completion of SAGD Phase I construction and start up.

During the first quarter of 2004, the Company completed an additional 195 well core hole drilling program that expanded its geological well database to more than 560 wells on the Joslyn Project. The SAGD Phase I facility construction and a preliminary feasibility study of the mining and extraction operations were successfully completed during this period. The preliminary feasibility study will assist in defining the most economic option for extracting the mining resource.

On April 10, 2004, steam injection began as SAGD Phase I operations commenced. Production from the SAGD Phase I well pair commenced in September 2004. Initial production response from the production well was consistent with expectations.

In May 2004, the Company received EUB regulatory approval for the SAGD Phase II expansion.

On May 20, 2004, the shareholders of the Company approved, among other things, a special resolution to reduce the stated capital of the Common Shares, pursuant to the ABCA, in the aggregate amount of $18.2 million and to contribute such amount to the Company's contributed surplus. Putting this resolution before shareholders for their consideration was in accordance with the contractual obligations of the Company to Lime Rock under agreements relating to their investment in Deer Creek. Additionally, a special resolution approving the consolidation of the Common Shares on a five for one basis was presented and approved by shareholders. Articles of Amendment to give effect to the consolidation were filed on June 1, 2004.

On July 29, 2004, the Company completed its initial public offering of 16,900,000 Common Shares at a price of $9.50 per Common Share for gross proceeds of $160.6 million. The net proceeds from this financing will be used to fund the Company's share of the projected capital costs of SAGD Phase II, the regulatory, engineering design and environmental work related to additional expansions of the Joslyn Project and other related expenses.

On September 13, 2004, a contract was made with a major drilling company to build a drilling rig to be used for the SAGD Phase II 17 well pair drilling program.

In November 2004, the Company received approval of the conversion of Permit 70 to Lease 74.

On November 29, 2004 the Company closed a 1,100,000 private flow-through common share issue at a price of $11.25 per flow-through common share for gross proceeds of $12.4 million. The net proceeds from this financing are to be used to fund the Company's winter core hole geophysical program in 2005.

In the fourth quarter of 2004, 85 core holes were drilled, expanding the Company's geological well database to more than 645 wells at December 31, 2004. In addition, Deer Creek awarded the engineering services contract for the mining project to AMEC Americas Ltd. for the completion of the regulatory application for the first two phases of the mining and extraction development. The Company intends to file the regulatory application in late 2005 or early 2006.

Engineering design has continued for SAGD Phase II throughout 2004. The SAGD Phase II design base memorandum was completed in April 2004 and procurement of major equipment components began in the fourth quarter of 2004.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

The Company's strategy is to stage the development of the Joslyn Project into manageable phases. The business plan envisions four phases of SAGD production development and four phases of mining and extraction development. Deer Creek is of the view that its stepped development approach will allow it to manage the operational and financial requirements of the Joslyn Project as it grows in scale and

complexity. The Joslyn Project's estimated life is more than 30 years and Deer Creek intends to revise and optimize its strategy and plan of development for the Joslyn Project.

Deer Creek expects to produce approximately 25% of the potential recoverable reserves and resources in the Joslyn Project through SAGD production recovery methods and approximately 75% by surface mining and extraction methods.

Deer Creek's SAGD Phase I facility was successfully completed in April 2004 and production from the single well pair commenced in September 2004. SAGD Phase I was designed to produce 600 barrels of bitumen per day as an initial demonstration project to confirm construction, engineering and operation practices. Deer Creek expects the well pair to reach full production of approximately 600 barrels of bitumen per day by the fourth quarter of 2005.

SAGD Phase II is expected to expand the production level of the Joslyn Project by 10,000 barrels of bitumen per day. The SAGD Phase II regulatory application was submitted in July 2003 and approval to produce up to 12,000 barrels of bitumen per day was received in May 2004. To achieve 10,000 barrels of bitumen per day, it is estimated that 17 well pairs will be required. Once initial well performance is confirmed, additional wells may be drilled to increase production to the design capacity for the SAGD Phase II facility of 12,000 barrels of bitumen per day. SAGD Phase II is scheduled for first steam injection in early 2006.

SAGD Phase III is expected to expand the production level of the Joslyn Project by 30,000 barrels of bitumen per day in two stages. The regulatory process to obtain approval for this expansion commenced with the preparation and filing of a public disclosure document in mid 2004. The application for regulatory approval for the first 15,000 barrels of bitumen per day expansion, SAGD Phase IIIA, was submitted by Deer Creek in the first quarter of 2005. SAGD Phase IIIA is expected to begin steaming operations in late 2007, closely followed by a second expansion, SAGD Phase IIIB, of 15,000 barrels of bitumen per day scheduled for first steam in 2009.

Mine Phase I and Mine Phase II involve the development of an initial mine pit proposed to be located on the northeast side of the Joslyn Project over a six year development period. Each phase is expected to expand production by 50,000 barrels of bitumen per day commencing in 2010. The regulatory process to obtain approval for this expansion has commenced with the preparation and filing of a public disclosure document. The application for regulatory approval for the first 100,000 barrels of bitumen per day is expected to be submitted by Deer Creek in late 2005 or early 2006.

Mine Phase III and Mine Phase IV entail two additional phases, each with production capability of 50,000 barrels of bitumen per day. Mine Phase III and Mine Phase IV are dependent on, among other things, economics, future delineation drilling and mine planning. Mine Phase III and Mine Phase IV entail two additional phases, each with production capability of 50,000 barrels of bitumen per day. Mine Phase III and Mine Phase IV are dependent on, among other things, economics, future delineation drilling and mine planning. Development of these two additional mine phases is not expected to commence until 2016.

Deer Creek is analyzing and evaluating options for upgrading bitumen produced from the Joslyn Project. The upgrading could be in the form of direct investment by Deer Creek, joint ventures or partnerships with others.

STATEMENT OF RESERVES AND RESOURCES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves and resource data and other oil and gas information set forth below (the "Statement") is dated February 22, 2005. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is January 14, 2005.

Disclosure of Reserves and Resources Data

The reserves and resources data set forth below (the "Reserves and Resources Data") is based upon an evaluation by GLJ with an effective date of December 31, 2004 contained in the GLJ Report dated February 22, 2005. The Reserves and Resources Data summarizes the bitumen deposits of Deer Creek and the net present values of future net revenue for these reserves and resources using constant prices and costs and forecast prices and costs. The Reserves and Resources Data conforms with the requirement of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Deer Creek engaged GLJ to provide an evaluation of proved plus probable plus possible reserves and resources.

The SAGD reserves and Mining resources evaluations were completed independent of each other and as such do not reflect potential tax or royalty synergies of a combined project. For purposes of the evaluations, only one product type group was used, namely Bitumen from the Company's operations located near Fort McMurray, Alberta, Canada.

All of Deer Creek's reserves and resources are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenue presented in the tables below represent the fair market value of the Company's reserves and resources. There is no assurance that the constant prices and costs assumptions and the forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Deer Creek's reserves and resources provided herein are estimates only and there is no guarantee that the estimated reserves and resources will be recovered. Actual reserves and resources may be greater than or less than the estimates provided herein.

The Report on Reserves Data by GLJ in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices A and B hereto, respectively.

Other Notes:

1. Columns may not add due to rounding.
2. ARTC means Alberta Royalty Tax Credit.
3. The economic forecasts for the Mining Contingent Resources low estimate and the high estimate were not prepared.
4. Probable Reserves are considered the best estimate of Reserves at this time. Possible Reserves are a high estimate and are included to provide an upper range of sensitivity. See "Glossary – Probable Reserves" and "Glossary – Possible Reserves".

Summary of Reserves and Resources of the Joslyn Project
(volume before royalties – Forecast Prices and Costs)

	Gross Lease			Working Interest		
SAGD Reserves		**Reserves (MMbbl)**	**NPV @ 10% before tax (MM$)**		**Reserves (MMbbl)**	**NPV @ 10% before tax (MM$)**
Probable[1]		298.4	275.8		250.7	231.7
Possible		255.0	190.6		214.2	160.1
Probable plus Possible		553.4	466.4		464.9	391.8
Mining Contingent Resources[2]		**Resources (MMbbl)**	**NPV @ 10% before tax (MM$)**		**Resources (MMbbl)**	**NPV @ 10% before tax (MM$)**
Low estimate	720.0			604.8		
Best estimate	1,580.0	1,580.0	769.3	1,327.2	1,327.2	646.2
High estimate	2,260.0			1,898.4		

(1) Probable Reserves are considered the best estimate of Reserves at this time. See "Glossary – Probable Reserves".

(2) The definition of Contingent Resources does not strictly comply with the definition in the COGE Handbook, see "Glossary – Contingent Resources".

Oil and Gas Reserves – Forecast Prices and Costs

Summary of Oil and Gas Reserves

	Bitumen	
	Working Interest (MMbbl)	**Net After Royalty (MMbbl)**
Probable[1]	250.7	230.8
Possible	214.2	192.0
Total Probable plus Possible	**464.9**	**422.8**

There are no Company interest proved reserves to report, however data on probable and possible reserves are provided.

(1) Probable Reserves are considered the best estimate of Reserves at this time. See "Glossary – Probable Reserves".

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses and Discounted at				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Probable	1,749.8	655.1	231.7	51.4	(31.7)
Possible	2,034.5	528.0	160.1	56.8	23.7
Total Probable plus Possible	**3,784.3**	**1,183.1**	**391.8**	**108.2**	**(8.0)**

	After Future Income Tax Expenses and Discounted at				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Probable	1,185.3	412.2	115.5	(9.4)	(66.0)
Possible	1,340.5	330.2	93.5	30.4	11.5
Total Probable plus Possible	**2,525.9**	**742.5**	**209.1**	**21.0**	**(54.5)**

Additional Information Concerning Future Net Revenue – (Undiscounted)

	Revenue (MM$)	Royalties[(1)] (MM$)	Operating Costs (MM$)	Develop-ment Costs (MM$)	Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Probable	5,910.4	505.2	2,277.8	1,360.5	17.2	1,749.8	564.5	1,185.3
Possible	6,469.3	696.2	2,264.6	1,461.0	13.2	2,034.5	694.0	1,340.5
Total Probable plus Possible	**12,379.7**	**1,201.3**	**4,542.3**	**2,821.4**	**30.4**	**3,784.3**	**1,258.4**	**2,525.9**

Notes:
(1) Royalties net of ARTC.

Future Net Revenue by Production Group

Bitumen	**Future Net Revenue Before Income Taxes (Discounted at 10% per year) (MM$)**
Probable	231.7
Probable plus Possible	391.8

For purposes of the evaluation, only one product type group was used, namely Bitumen from the Company's operations located near Fort McMurray, Alberta, Canada.

Oil and Gas Reserves – Constant Prices and Costs

Summary of Oil and Gas Reserves

	Bitumen	
	Working Interest (MMbbl)	**Net After Royalty (MMbbl)**
Probable[1]	250.7	245.9
Possible	214.2	203.5
Total Probable plus Possible	**464.9**	**449.5**

There are no Company interest proved reserves to report, however data on probable and possible reserves are provided.

(1) Probable Reserves are considered the best estimate of Reserves at this time. See "Glossary – Probable Reserves".

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses and Discounted at				
	0% (MM$)	**5% (MM$)**	**10% (MM$)**	**15% (MM$)**	**20% (MM$)**
Probable	675.3	159.1	(33.0)	(108.2)	(137.7)
Possible	437.6	106.4	29.1	8.4	2.4
Total Probable plus Possible	**1,112.9**	**265.5**	**(3.9)**	**(99.8)**	**(135.3)**

	After Future Income Tax Expenses and Discounted at				
	0% (MM$)	**5% (MM$)**	**10% (MM$)**	**15% (MM$)**	**20% (MM$)**
Probable	472.2	77.5	(68.7)	(125.1)	(146.3)
Possible	282.6	55.7	9.8	0.1	(1.5)
Total Probable plus Possible	**754.8**	**133.2**	**(58.9)**	**(125.0)**	**(147.8)**

Additional Information Concerning Future Net Revenue – (Undiscounted)

	Revenue (MM$)	**Royalties**[1] **(MM$)**	**Operating Costs (MM$)**	**Develop-ment Costs (MM$)**	**Abandonment and Reclamation Costs (MM$)**	**Future Net Revenue Before Income Taxes (MM$)**	**Income Taxes (MM$)**	**Future Net Revenue After Income Taxes (MM$)**
Probable	4,103.5	65.6	2,164.0	1,186.3	12.3	675.3	203.2	472.2
Possible	3,506.5	170.2	1,849.5	1,042.2	7.0	437.6	154.9	282.6
Total Probable plus Possible	**7,610.0**	**235.8**	**4,013.5**	**2,228.5**	**19.2**	**1,112.9**	**358.1**	**754.8**

Notes:
(1) Royalties net of ARTC.

Future Net Revenue by Production Group

Bitumen	Future Net Revenue Before Income Taxes (Discounted at 10% per year) (MM$)
Probable Reserves	(33.0)
Probable plus Possible Reserves	(3.9)

For purposes of the evaluation, only one product type group was used, namely Bitumen from the Company's operations located near Fort McMurray, Alberta, Canada.

Pricing Assumptions

Forecast Prices Used in Estimates

The forecast reference prices used in the Forecast price analysis are provided in the table below.

	OIL					NATURAL GAS		
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40⁰ API ($Cdn/bbl)	Hardisty Heavy 12⁰ API ($Cdn/bbl)	Bow River Hardisty ($Cdn/bbl)	Wellhead Price ($Cdn/bbl)	AECO Gas Price ($Cdn/MMBtu)	INFLATION RATES %/Year	EXCHANGE RATE ($US/$Cdn)
Forecast								
2005	42.00	50.25	27.50	35.00	17.50	6.60	2.0	0.820
2006	40.00	47.75	28.50	35.25	20.50	6.35	2.0	0.820
2007	38.00	45.50	28.75	35.00	22.25	6.15	2.0	0.820
2008	36.00	43.25	27.25	33.25	21.00	6.00	2.0	0.820
2009	34.00	40.75	25.50	31.50	20.00	6.00	2.0	0.820
2010	33.00	39.50	24.75	30.50	19.25	6.00	2.0	0.820
2011	33.00	39.50	24.75	30.50	19.25	6.00	2.0	0.820
2012	33.00	39.50	24.75	30.50	19.25	6.00	2.0	0.820
2013	33.50	40.00	24.75	30.75	19.25	6.10	2.0	0.820
2014	34.00	40.75	25.50	31.50	20.00	6.20	2.0	0.820
2015	34.50	41.25	25.75	31.75	20.25	6.30	2.0	0.820
Thereafter	Escalated at 2.0% per year						2.0	0.820

The price forecast is GLJ's standard price forecast effective January 1, 2005.

Constant Prices Used in Estimates

The reference benchmark prices (reflecting the posted prices corresponding to the last day of the Company's most recent financial year) used in the Constant price analysis are provided in the table below.

	OIL					NATURAL GAS	
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40⁰ API ($Cdn/bbl)	Hardisty Heavy 12⁰ API ($Cdn/bbl)	Bow River Hardisty ($Cdn/bbl)	Wellhead Price ($Cdn/bbl)	AECO Gas Price ($Cdn/MMBtu)	EXCHANGE RATE ($US/$Cdn)
2004 (Year End)	43.45	46.54	23.79	32.58	$16.37	$6.54	0.831

Reconciliation Of Changes In Reserves And Future Net Revenue

Reserves Reconciliation

The following table provides a reconciliation of Deer Creek's net reserves based on forecast prices and costs between this analysis and the Company's prior year-end evaluation.

	Net After Royalty Probable (MMbbl)
January 1, 2004	228.3
Technical Revisions	2.5
Production(1)	0.0
December 31, 2004	230.8

Notes:
(1) 2004 net production of 13.8 thousand barrels.

Future Net Revenue Reconciliation

The Company has no proved reserves to report.

Additional Information Relating To Reserves Data

Undeveloped Reserves

No proved undeveloped reserves are reported. Probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The significant majority of the probable undeveloped reserves are scheduled to be developed within the next seven years of the effective date. Additional infill drilling, to maintain facility throughput, is scheduled throughout the life of the project. Capital expenditures to develop undeveloped reserves are estimated at $142.2 million in 2005.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that affect particular components of the Reserves and Resources Data, see "Management's Discussion and Analysis" and "Risk Factors".

Future Development Costs

Year	Forecast Prices and Costs	
	Probable (MM$)	Probable Plus Possible (MM$)
2005	142.2	142.2
2006	-	-
2007	-	-
2008	199.2	208.1
2009	-	-
2010	-	-
2011	287.0	244.9
2012	14.3	-
2013	14.5	29.0
2014	73.5	319.8
2015	14.9	19.9
2016	70.6	20.2
Subtotal	816.2	984.0
Remainder	544.3	1,837.5
Total Undiscounted	**1,360.5**	**2,821.4**
Total Discounted at 10%	**620.2**	**812.7**

Additional Information Relating To Resources Data

The GLJ Report also contains estimates of contingent resources for the mining portion of the Joslyn Project. The definition of Contingent Resources does not strictly comply with the definition in the COGE Handbook, see "Glossary – Contingent Resources". The forecast and constant prices and costs assumptions used in the resources estimate were the same as those used in the reserves evaluation above.

It should not be assumed that the estimates of future net revenue presented in the tables below represent the fair market value of the Company's resources. There is no assurance that the constant or forecast prices and costs assumptions will be attained and variances could be material. The recovery and resource estimates of Deer Creek's resources provided herein are estimates only and there is no guarantee that the estimated resources will be recovered. Actual resources may be greater than or less than the estimates provided herein.

Contingent Resources – Forecast Prices and Costs

Summary of Contingent Resources

	CONTINGENT RESOURCES[1]	
	Working Interest (MMbbl)	**Net After Royalty (MMbbl)**
Low Estimate	604.8	-
Best Estimate	1,327.2	1,210.5
High Estimate	1,898.4	-

(1) The definition of Contingent Resources does not strictly comply with the definition in the COGE Handbook, see "Glossary – Contingent Resources".

Net Present Value of Future Net Revenue of Contingent Resources

	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)					**AFTER FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)**				
	0 (MM$)	**5 (MM$)**	**10 (MM$)**	**15 (MM$)**	**20 (MM$)**	**0 (MM$)**	**5 (MM$)**	**10 (MM$)**	**15 (MM$)**	**20 (MM$)**
Best Estimate[1]	11,067.5	2,855.0	646.2	(14.1)	(214.9)	7,221.2	1,752.9	278.0	(153.7)	(273.4)

Note:
(1) The economic forecasts for the low estimate and high estimate were not prepared.

Additional Information Concerning Future Net Revenue of Contingent Resources – (Undiscounted)

	REVENUE (MM$)	**ROYALTIES (MM$)**	**OPERATING COSTS (MM$)**	**DEVELOP-MENT COSTS (MM$)**	**ABANDON-MENT AND RECLAMA-TION COSTS (MM$)**	**FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)**	**INCOME TAXES (MM$)**	**FUTURE NET REVENUE AFTER INCOME TAXES (MM$)**
Best Estimate[1]	37,568.0	3,610.0	18,531.8	4,358.5	-	11,067.5	3,846.4	7,221.2

Note:
(1) The economic forecasts for the low estimate and high estimate were not prepared.

Contingent Resources – Constant Prices and Costs

Summary of Contingent Resources

	CONTINGENT RESOURCES[1]	
	Working Interest (MMbbl)	Net After Royalty (MMbbl)
Low Estimate	604.8	-
Best Estimate	1,327.2	1,227.2
High Estimate	1,898.4	-

(1) The definition of Contingent Resources does not strictly comply with the definition in the COGE Handbook, see "Glossary – Contingent Resources".

Net Present Value of Future Net Revenue of Contingent Resources

	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)					AFTER FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Best Estimate[1]	5,273.2	1,319.8	199.1	(142.2)	(239.3)	3,438.1	764.5	5.1	(218.3)	(271.9)

Note:

(1) The economic forecasts for the low estimate and high estimate were not prepared.

Additional Information Concerning Future Net Revenue of Contingent Resources – (Undiscounted)

	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOP -MENT COSTS (MM$)	ABANDON-MENT AND RECLAMA-TION COSTS (MM$)	FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)	INCOME TAXES (MM)	FUTURE NET REVENUE AFTER INCOME TAXES (MM$)
Best Estimate[1]	21,726.3	1,637.0	11,638.0	3,178.0	-	5,273.2	1,835.1	3,438.1

Note:

(1) The economic forecasts for the low estimate and high estimate were not prepared.

Other Oil And Gas Information

Oil and Gas Properties

A summary description of Deer Creek's properties is set out below. References to gross volumes refer to total production. References to net volumes refer to Deer Creek's working interest share before the deduction of royalties payable to others.

Joslyn Project

Deer Creek owns an 84 percent working interest in and is the operator of Oil Sands Leases 24 and 74. The Joslyn Project is located in the Athabasca region northwest of Fort McMurray, Alberta, Canada. Deer Creek acquired its initial interest in this area in March, 1998. In August, 2002, the Company sold 16 percent of its total interest in the Joslyn Project to Enerplus.

Deer Creek has both mining and SAGD assets on the Joslyn Project. The Company is advancing the Joslyn Project on a disciplined, staged growth plan. All activities are related to the development and

construction of oil sands operations on the properties. The SAGD program will recover bitumen from the McMurray formation through the use of steam and horizontal well pairs that are drilled from surface well pads. The mining program assumes the use of conventional truck and shovel mining techniques and warm water extraction currently utilized by other oil sands operators.

Deer Creek's SAGD Phase II is currently under development. The Company plans to drill an initial 17 (14.3 net) SAGD well pairs for this phase.

The Company's SAGD program encompasses four phases of SAGD development resulting in an estimated total production of 40,000 (33,600 net) barrels of bitumen per day. The Company's mining program proposes development in four 50,000 (42,000 net) barrels of bitumen per day stages over 10 years commencing in 2010. Full development of the Joslyn Project may result in production of approximately 240,000 (200,000 net) barrels of bitumen per day.

Unproved Properties

The unproved property holdings of Deer Creek as at December 31, 2004 are set forth in the following table:

(hectares)	**Unproved**	
	Gross Lease	**Net Working Interest**
Alberta	21,036	17,670

Forward Contracts

The Company currently has no forward contracts or hedging activity to report.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs have been included in the economic forecast contained in the GLJ Report as deductions in arriving at future net revenues. Abandonment and reclamation costs totaling approximately $17.2 million, net of salvage value ($2.1 million with a discount rate of 10%), are included in the estimate of proved plus probable future net revenue, based on forecast prices and costs. Estimates of abandonment and reclamation costs for the next three years is nil. Expected future abandonment costs related to non-reserve wells, facilities, pipelines and site reclamation have been excluded from the economic forecasts contained in the GLJ Report.

Tax Horizon

Based on after tax economic forecasts prepared by GLJ, which exclude certain items impacting income taxes payable (e.g. mining development, exploration and seismic, and land or property acquisition costs), it is estimated that income taxes will not be payable until the beginning of 2010. If the planned mining and extraction capital expenditures are made, Deer Creek estimates that income taxes will not be payable until 2018.

Costs Incurred

The following table summarizes Deer Creek's exploration and development costs for the year ended December 31, 2004.

(M$)	Exploration Costs	Development Costs
Total	12,961	34,637

Drilling and Development Activities

For the year ended December 31, 2004, the Company drilled a total of 280 (235.2 net) core holes and utility wells.

As at December 31, 2004 the Company had 1 (.84 net) SAGD well pair completed and producing.

Deer Creek drilled 183 (153.7 net) core holes and utility wells in early 2005 and plans to drill 15 (12.6 net) SAGD well pairs in 2005.

Production Estimates

The following table sets out the net volume of Deer Creek's production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves and Resources Data" using constant prices and costs.

	Bitumen (bbl/d)
Probable	277

Production History

As at December 31, 2004, development of the Joslyn Project had not advanced sufficiently to establish commercial production and positive operation cash flows. Losses are expected to continue during 2005 as the Joslyn Project will remain in the development phase. All revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

INSURANCE

The Corporation's insurance strategy is to ensure comprehensive coverage through all phases of Project construction and operation. Deer Creek plans to review its insurance coverage through each Joslyn Project phase, in addition to conducting an annual review of such coverage.

At this time, working with underwriters and brokers, Deer Creek believes it is sufficiently insured for construction and associated liability; liability for property and automobile risks; directors' and officers' liability; and other liabilities typical for its company size and scope of project.

LOSS MANAGEMENT

The Company is committed to a high level of Health, Safety and Environmental protection for employees, contractors, suppliers and the public. This is a key component guiding the Company's operations and is central to its success.

Deer Creek promotes safe work practices with established policies and procedures for its field operations. The Company has implemented a loss control management system, which commits to providing safe and healthy operations and includes respect for the interests of the communities in which the Company operates. Deer Creek's operations staff communicates regularly with both management and the Board of Directors in accordance with stated policies and procedures and to identify opportunities to reduce risks associated with its field operations.

The Company has committed to participating in the Canadian Association of Petroleum Producer's Environmental Health and Safety Stewardship program and has received a silver recognition level. The Company's goal for 2005 is to achieve the gold recognition level by implementing all environment and safety programs and other core industry environment, health and safety operating guidelines.

The Company has based its Loss Control Management Program on the ISO 18001 & 14001 management systems.

DIVIDENDS

The Company has not paid any dividends to date. The payment of dividends in the future will be dependent upon the earnings and financial position of the Company and on such other factors as the Board of Directors considers appropriate. The Credit Facility restricts the Company's ability to pay dividends.

SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and First Preferred Shares. As at February 28, 2005, there were 47,898,458 Common Shares issued and outstanding. No First Preferred Shares are currently issued and outstanding.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders of the Company and are entitled to dividends if, as and when declared by the Board of Directors, subject to prior satisfaction of rights to dividends attached to the First Preferred Shares or any other class or series of shares ranking in priority to the Common Shares. Upon the liquidation, dissolution or winding-up of the Company, or other distribution of the assets of the Company, holders of Common Shares shall be entitled to receive the remaining property of the Company, subject to the prior satisfaction of the rights of holders of First Preferred Shares or shares of any other class or series ranking in priority to the Common Shares to receive property of the Company upon its liquidation, dissolution or winding-up or other distribution of its property.

First Preferred Shares

The Company is authorized to issue an unlimited number of First Preferred Shares, issuable in one or more series, and having such designation, rights, privileges, restrictions and conditions as the Board of Directors may determine. Holders of First Preferred Shares are entitled to a preference over the holders of Common Shares and any other class or series of shares ranking junior to the First Preferred Shares with respect to receipt of dividends. Upon the liquidation, dissolution or winding-up of the Company, or other distribution of the assets of the Company, holders of the First Preferred Shares shall be entitled to receive payment of unpaid cumulative dividends and declared but unpaid non-cumulative dividends on the First Preferred Shares and to the return of capital on the First Preferred Shares in priority to the Common Shares or any other class or series of shares ranking junior to the First Preferred Shares with respect to the receipt of dividends or the return of capital on the liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company. As at the date hereof, no First Preferred Shares are outstanding.

MARKET FOR SECURITIES

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "DCE". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

	Toronto Stock Exchange			
Period	**High ($)**	**Low ($)**	**Close ($)**	**Volume**
2004				
July (29 to 31)	9.37	8.90	9.28	3,586,681
August	9.25	7.70	8.50	5,574,954
September	8.55	7.72	8.35	4,976,011
October	9.44	8.25	8.85	3,090,713
November	9.08	8.50	9.08	1,719,435
December	9.25	8.50	9.25	1,558,041

DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the names of the directors and executive officers of the Company, their municipalities of residence, positions and offices with the Company and principal occupations during the preceding five years:

Name and Municipality of Residence	Position and Office	Principal Occupation During the Last Five Years	Date Appointed Director of the Company
Directors & Executive Officers			
S. Barry Jackson Calgary, Alberta, Canada	Chairman of the Board of Directors, Chair of the Human Resource and Governance Committee, Member of the Technical Committee	Independent businessman since November 2000. Chairman of the Board of Resolute Energy Inc. and serves on the boards of Nexen Inc., TransCanada Pipelines Limited and the Calgary Petroleum Club. Previously President and CEO of Crestar Energy Inc.	April 27, 2001
Glen C. Schmidt Calgary, Alberta, Canada	President and Chief Executive Officer, Member of the Technical Committee	President and Chief Executive Officer of Deer Creek since July 1, 2001. Formerly, President of each of Torex Resources Ltd. and Pioneer Natural Resources Canada Inc.	March 10, 2000
John G. Clarkson Calgary, Alberta, Canada	Chair of the Technical Committee, Member of the Human Resource and Governance Committee	Managing Director, Lime Rock Management Ltd. and President of Clearwater Capital Corporation, an advisor to Lime Rock Management Inc. Previously, held various management positions with Renaissance Energy Ltd.	August 30, 2001
Jonathan C. Farber Westport, Connecticut, USA	Member of the Audit Committee, Member of the Human Resource and Governance Committee	Managing Director, Lime Rock Management LP, since June 1998.	December 10, 1998
Ronald J. Hiebert Edmonton, Alberta, Canada	Member of the Audit Committee, Member of the Human Resource and Governance Committee	Director, Private Client Services Scotia McLeod since 1983.	March 28, 2001[1]

Name and Municipality of Residence	Position and Office	Principal Occupation During the Last Five Years	Date Appointed Director of the Company
Directors & Executive Officers			
Gordon J. Kerr[(2)] Calgary, Alberta, Canada	Member of the Audit Committee	President and Chief Executive Officer of Enerplus since May 10, 2001. Prior, Executive Vice President for the Enerplus group of companies.	August 30, 2002
Brian K. Lemke Calgary, Alberta, Canada	Chair of the Audit Committee	President and Chief Executive Officer, Resolute Energy Inc. (successor to Resolute Energy Company). Formerly, Senior Vice-President and Chief Financial Officer of Crestar Energy Inc.	April 27, 2001
John S. Kowal Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer since May 2003. Prior, Treasurer of Canadian Hunter Exploration Ltd.	N/A
Mark A. Montemurro Calgary, Alberta, Canada	Vice President, Thermal	Vice President, Thermal since August 2002. Prior, General Manager at PanCanadian Energy Corporation.	N/A
Gary R. Purcell Calgary, Alberta, Canada	Vice President, Business Development	Vice President, Business Development since October 2003. Formerly Vice President, Business Development with Rio Alto Exploration Ltd.	N/A
Donald A. Riva Calgary, Alberta, Canada	Vice President, Mining	Vice President, Mining since August 2002. Prior, Director of Bitumen Production for both the Steepbank and Millennium Projects and General Manager, International Mineable Oil for Suncor Energy Inc.	N/A

Notes:

(1) Mr. Hiebert was a member of the Board of Directors from March 28, 2001 to August 8, 2002 and from August 30, 2002 to the present.

(2) Under the Joint Venture Agreement, Enerplus is entitled to have one representative nominated for election as a director of the Company until the earlier of (a) December 31, 2007, (b) the date that there is a Change of Control (as defined in the Joint Venture Agreement) of the Company, (c) the date that the Company is replaced as operator of the Joslyn Project and (d) the date that the joint venture with Enerplus terminates. While Enerplus is entitled to have its representative nominated, The Beacon Group Energy Investment Fund II, L.P. and Friends of Lime Rock LP have agreed to vote for the election of the Enerplus nominee. Mr. Kerr is the Enerplus nominee.

As at December 31, 2004, the number of securities of the Company owned by the directors and executive officers of Deer Creek is 2,140,620, representing 4.2% of the outstanding Deer Creek shares, on a fully diluted basis. These securities are comprised of 284,966 Common Shares, 1,704,600 stock options and 151,054 performance share units.

The term of office for each director of the Company is from the date at which the director is elected or appointed until the next annual meeting of shareholders of the Company.

AUDIT COMMITTEE

Charter of the Audit Committee

The following is the text of the Audit Committee Charter

Policy Statement

It is the policy of Deer Creek to establish and maintain an Audit Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Company's internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated and "independent" as required under the applicable securities laws and the applicable rules of any stock exchange on which the securities of the Company are listed. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities, including without limitation Multilateral Instrument 52-110 (Audit Committees).

3. Each member of the Audit Committee shall be "financially literate" as required under the applicable securities laws, including without limitation Multilateral Instrument 52-110 (Audit Committees). In order to be financially literate, a director must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Company.

Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and Management's discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of two members of the Audit Committee.

4. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

5. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

6. The following Management representatives shall be invited to attend all meetings, except private committee sessions and private sessions with the independent auditors:

   i. President and Chief Executive Officer

   ii. Vice President, Finance and Chief Financial Officer

7. The Chairman of the Board, senior management of the Company and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

   (a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

   (b) Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) Monitor the independence and performance of the Company's external auditors;

   (d) Deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (e) Appoint and oversee the external audit process and results (in addition to items described in Section 4 below);

   (f) Provide an avenue of communication among the external auditors, management and the Board;

(g) Review that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(h) Review the minutes of any Audit Committee meetings of any subsidiary companies.

2. The Audit Committee shall have the authority to:

(a) Inspect any and all of the books and records of the Company, its subsidiaries and affiliates;

(b) Discuss with the management of the Company, its subsidiaries and affiliates and staff of the Company, any affected party, contractors and consultants of the Company and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c) Engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(d) To set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

(a) Review the audit plan with the Company's external auditors and with management and approve the engagement letter;

(b) Discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) Review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) Review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e) Review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) Review and evaluate any recommendations of the auditors and decide the appropriate course of action;

(g) Review consistency of data reported on the financial statements, annual and quarterly reports and related public disclosure documents;

(h) Review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(i) Consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Company and subsequent follow-up to any identified weaknesses;

(j) Review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(k) Before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, Management's discussion and analysis and press releases; and

(l) The Audit Committee shall review and approve the Company's hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

5. The Audit Committee shall:

(a) Evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and to recommend to the Board the compensation of the external auditors;

(b) Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors', or the external auditors of the Company's subsidiary entities;

(c) When there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(d) Review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

(a) Review all securities offering documents (including documents incorporated therein by reference) of the Company;

(b) Review findings, if any, from examinations performed by regulatory agencies with respect to financial matters; and

(c) Review Management's procedure for monitoring the Company's compliance with laws and regulations.

(d) Review current and expected future compliance with covenants under the financing agreements.

(e) Review the proposed issuance of debt and equity instruments including public and private debt, equity and hybrid securities, credit facilities with banks and others, and other credit arrangements such as material capital and operating leases. When applicable, the Committee shall review the related securities filings.

(f) Review the proposed repurchase of public and private debt, equity and hybrid securities.

(g) Understand the Company's capital structure and financial risks arising from exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of these risks including any proposed hedging exposures. The Committee shall receive a summary report of the hedging activities including a summary of the hedge-related instruments.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Company with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Company, the external auditors, or senior management.

10. The Audit Committee shall assess, on an annual basis, the adequacy of this Charter.

11. The Audit Committee shall perform any other activities consistent with this charter, the Company's bylaws and governing laws as the Committee or the Board deems necessary or appropriate.

12. While the Audit Committee has the responsibilities, duties and authorities herein, it is not required to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Audit Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Audit Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as being "financially literate" or an "audit committee financial expert" is based on each such individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Audit Committee, designation as being "financially literate" or "audit committee financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Audit Committee and Board in the absence of such designation. Rather, the role of any financially literate individual or audit committee financial expert, like the role of all Audit Committee members is to oversee the process and not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

Composition of the Audit Committee

The Audit Committee consists of four outside independent directors: Brian K. Lemke (Chair), Jonathan C. Farber, Ronald J. Hiebert and Gordon J. Kerr, all of whom have been determined to be financially literate within the meaning of the Charter of the Audit Committee. The following is a brief description of the education and experience of each of the Audit Committee members:

Brian C. Lemke, Chairman and Independent Director

Member of the Canadian Institute of Chartered Accountants. More than twenty-four years in the oil and gas industry holding various executive positions.

Jonathan C. Farber, Independent Director

Fourteen years analyzing the value of exploration and production companies as a research analyst, investor and investment banker.

Ronald J. Hiebert, Independent Director

Canadian Investment Manager.

Gordon J. Kerr, Independent Director

Member of the Canadian Institute of Chartered Accountants. More than twenty-five years in the oil and gas industry, principally, in western Canada in various executive positions with both private and public companies.

External Auditor Service Fees

During the financial years ended December 31, 2004 and 2003, PricewaterhouseCoopers LLP received the following fees from the Company:

	December 31	
Item	**2004**	**2003**
Audit fees	$ 42,500	$ 25,500
Audit-related fees	$ 86,500	$ 10,000
Tax fees	$ 3,965	$ 3,000

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements and services provided in connection with statutory and regulatory filings or engagements. Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual and quarterly financial statements and are not reported under the heading Audit Fees above. These services consisted of accounting consultations and assistance with initial public offering prospectus filings. Tax fees were for tax advice.

The non-audit services require pre-approval from the Audit Committee.

CONFLICTS OF INTEREST

Certain directors of the Company are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interest of the Company.

INDUSTRY CONDITIONS

The oil and gas industry in Alberta is subject to extensive controls and regulations. The regulatory scheme as it relates to oil sands is somewhat different from that related to oil and gas generally. Outlined below are some of the more significant aspects of the legislation and regulations governing the recovery and marketing of bitumen from oil sands.

Regulation of Operations

In Alberta, the regulation of oil sands operations, pipelines, upgraders and cogeneration facilities is undertaken jointly by the EUB pursuant to various statutes, including the *Oil Sands Conservation Act* (Alberta), and by Alberta Environment pursuant to Alberta's *Environmental Protection and Enhancement Act* ("EPEA"). In addition to requiring certain approvals prior to the construction and operation of oil sands recovery projects, pipelines, upgraders and cogeneration facilities, the legislation allows the EUB to inspect and investigate and, where a practice employed or a facility used is hazardous to human health or the environment, to make remedial orders. Similar powers are available to the Alberta Environment. Certain changes to oil sands recovery operations, pipelines, upgraders and cogeneration facilities also require the approval of the EUB, Alberta Environment, or both.

Additionally, the construction, operation, decommissioning and reclamation of facilities as part of a scheme to recover bitumen from oil sands, extract and upgrade products therefrom, and transport those products to market, may invoke regulation by the federal government under various federal statutes and regulations, including the *Canadian Environmental Assessment Act*, the *Canadian Environmental Protection Act* (Canada), the *Fisheries Act* (Canada) and the *Navigable Waters Protection Act* (Canada). Certain approvals or authorizations may be needed prior to construction, operation or modification of facilities or operational practices. Inspections and investigations may result in remedial orders.

Land Tenure

Oil produced from oil sands owned by the Province of Alberta is produced under provincial Crown oil sands leases. While such leases may historically have had initial terms which varied in length, continuations beyond the initial terms are now subject to standardized criteria as provided for in the *Oil Sands Tenure Regulation* (Alberta). A lease may generally be continued after the initial term provided certain minimum levels of exploration or production have been achieved and all lease rentals (including escalating rentals) have been timely paid, subject to certain exceptions. The surface rights required for pipelines, upgraders and co-generation facilities are generally governed by leases, easements, rights-of-way, permits or licenses granted by landowners or governmental authorities.

Royalties

The Province of Alberta imposes royalties of varying rates on the production of crude oil from lands in which it owns the mineral rights. Alberta's current royalty system for oil sands, introduced in September 1997, is designed to support the development of the oil sands industry. An initial royalty of 1 percent of

the quantity of oil sands product that is recovered and delivered to the royalty calculation point is payable until the owners have recovered specified allowed costs, including certain exploration and development costs, operating costs, a return allowance (based on the monthly federal long-term bond rate) and royalties paid to the Crown. Subsequent thereto, the royalty payable will be the greater of the aforesaid 1 percent royalty and 25 percent of net revenue from the Project.

Environmental Regulation

Oil sands extraction operations, pipelines, upgraders and cogeneration plants are subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation requires various approvals and provides for restrictions and prohibitions on releases or emissions of various substances produced or used in association with such operations. In addition, legislation requires that facilities and operating sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. In Alberta, environmental compliance is primarily governed by the EPEA. The EPEA imposes certain environmental responsibilities on the operators of oil sands *in-situ* extraction projects, pipelines, upgraders and cogeneration plants. In certain instances EPEA imposes significant penalties for violations.

Pricing and Marketing of Crude Oil

In Canada, producers of crude oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of crude oil. The price negotiated depends in part on crude oil quality, prices of competing fuels, distance to market and the value of refined products. Oil exports from Canada may be made pursuant to export contracts with terms not exceeding one year in the case of light crude oil, and not exceeding two years in the case of heavy crude oil provided that an export order has been obtained from the NEB. Any crude oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

RISK FACTORS

The following are certain risk factors related to the business of the Company which should be carefully considered. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Status of the Joslyn Project and Stage of Development of the Company

The Joslyn Project is currently in the development stage. There is a risk that the Joslyn Project will not be completed on time or on budget or at all. Additionally, there is a risk that the Joslyn Project may have delays, interruption of operations or increased costs due to many factors, including, without limitation:

- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- contractor or operator errors;
- non-performance by third-party contractors;
- labour disputes, disruptions or declines in productivity;
- increases in materials or labour costs;
- inability to attract sufficient numbers of qualified workers;
- delays in obtaining, or conditions imposed by, regulatory approvals;
- changes in Project scope;

- permit requirement violation;
- reservoir performance;
- energy supply disruption;
- drilling rigs and services availability;
- catastrophic events such as fires, earthquakes, storms or explosions; and
- challenges to the proprietary technology of the Company.

Given the stage of development of the Joslyn Project, various changes to the Joslyn Project may be made by the Company during implementation of or prior to completing the Joslyn Project. The information contained in this Annual Information Form, including, without limitation, reserve and economic evaluations is conditional upon receipt of all regulatory approvals and no material changes being made to the Joslyn Project or its scope.

The current construction and operations schedules may not proceed as planned, there may be delays and the Joslyn Project may not be completed as budgeted. Any such delays will likely increase the costs of the Joslyn Project and may require additional financing, which financing may not be available.

Actual costs to construct and develop the Joslyn Project will vary from the estimates set forth in this Annual Information Form and such variances may be significant.

Insufficient Funding

The Joslyn Project, as with all oil sands projects, will be highly capital intensive requiring significant amounts of financing. The Company intends to finance the Joslyn Project from internally generated cash flow, securing debt and sales of securities. Capital requirements are subject to oil and natural gas prices and capital market risks, primarily the availability and cost of capital. There can be no assurance that sufficient capital will be available to the Company, or available to the Company on acceptable terms or on a timely basis, to fund its capital obligations in respect of the Joslyn Project or any other capital obligation it may have. See also "Debt Service".

Debt Service

Under the terms of the Credit Facility, the Company may utilize the funds available to it to develop the Joslyn Project. Variations in interest rates could result in significant changes in the amount required to be applied to debt service and would affect the financial results of operations of the Company. If the Company does not earn sufficient income from the Joslyn Project to meet its debt service obligations, the lenders may be able to foreclose on the Company's ownership interest.

Pursuant to the Talisman Debenture, the Company is obligated to pay up to 84% of $21.0 million plus accrued interest to Talisman in part satisfaction of the consideration payable to Talisman for the acquisition of Lease 24. The remaining 16% of the obligation is borne by Enerplus. The payments under the Talisman Debenture are payable by the Company in three installments upon the Company meeting certain production milestones on Lease 24. If the Company achieves the production milestones under the Talisman Debenture and does not meet its payment obligations thereunder, Talisman may foreclose on the Company's ownership interest in the Joslyn Project.

The Talisman Debenture is secured by a fixed and specific mortgage and charge over properties purchased by the Company under the Talisman Agreement, as well as after acquired personal and real property. An event of default under either the Credit Facility or the Talisman Debenture triggers a deemed default under the other.

Government Regulation

The oil and gas industry in Canada, including the oil sands industry, operates under federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase the Company's costs and have a material adverse impact on the Company.

Before proceeding with any phase of development in the Joslyn Project the Company must obtain all required regulatory approvals. Each phase of development will require separate regulatory approvals which are uncertain. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of the Joslyn Project and increased costs, all of which could have a material adverse affect on the Company.

Royalty Regime

In the event that the Joslyn Project is developed and becomes operational, the Company's revenue and expenses will be directly affected by the royalty regime applicable to the Joslyn Project. The economic benefit of future capital expenditures for the Joslyn Project is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that the federal government and the Province of Alberta will not adopt a new royalty regime which will make capital expenditures uneconomic or that the regime currently in place will remain unchanged.

Capital Availability

The Company may issue additional Common Shares or other securities to finance the Joslyn Project and certain of the Company's other capital expenditures. The articles of the Company permit the Company to issue an unlimited number of Common Shares and First Preferred Shares without the approval of the holders thereof. Holders of Common Shares will have no pre-emptive or participation rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the terms of issue of Common Shares. Such future issuances may be dilutive to investors.

Reserves and Resources

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond the Company's control, and no assurance can be given that the indicated level of reserves or recovery of bitumen will be realized. In general, estimates of economically recoverable bitumen reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation

by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery and estimates of future net revenue expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves and resources that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves.

Reserve and resource estimates may require revision based on actual production experience. Such figures have been determined based upon assumed oil prices and operating costs. Market price fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. Moreover, short term factors relating to oil sands resources may impair the profitability of the Joslyn Project in any particular period.

No assurance can be provided as to the gravity or quality of bitumen produced from the Joslyn Project.

Title Risks

The Company is satisfied that it has good and proper right, title and interest in and to Leases 24 and 74. However, the Company has not obtained title opinions in respect of the leases and, accordingly, the Company's ownership of the leases could be subject to prior unregistered agreements or interests or undetected claims or interests.

Changes in Government Regulation

Lease 24 is subject to the *Oil Sands Tenure Regulation* (Alberta) which was introduced in 2000. This legislation deems Lease 24 to continue beyond its primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands in Lease 24 or Lease 24 is producing. There can be no assurance that the Company will be able to comply with the requirements of the *Oil Sands Tenure Regulation* (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Company to commence production or recovery of, or to increase existing production or recovery of bitumen or other oil sands products within the time specified in such notice. There can be no assurance that if such a notice is given, the Company will be able to comply with its terms to maintain Lease 24. Additionally, the *Oil Sands Tenure Regulation* (Alberta) expires on December 1, 2008 and, if such legislation is not renewed in its present or similarly favourable form, the status of Lease 24 may be in question.

SAGD Bitumen Recovery Process

The recovery of bitumen using the SAGD process is subject to uncertainty. The SAGD process has had limited production history in commercial projects. Although the Company conducted a SAGD pilot test on the Joslyn Lease, there can be no assurance that the Joslyn Project will achieve the same or similar results as the Pilot Project or produce bitumen at the expected levels or costs, on schedule or at all.

Infrastructure for Project Facilities

The Company will depend, to a large extent, on third party designers, contractors and suppliers to design and construct each phase of the Joslyn Project. The Joslyn Project will also depend on certain infrastructure owned and operated or to be constructed by others, including, without limitation, pipelines

for the transportation of diluent and produced bitumen to the market, natural gas, water source and disposal pipelines, electrical grid transmission lines for the provision and/or sale of electricity to Deer Creek and roadways providing access to various areas of the Joslyn Lease. The failure of any or all of these third parties to supply utilities, services or construct the infrastructure required for future phases of the Joslyn Project on a timely basis and on acceptable commercial terms will negatively impact Deer Creek's operation of the Joslyn Project.

Dependence on Third Parties

The business of the Company, and the Joslyn Project in particular, is also subject to the risk that Enerplus may change its business strategies and determine not to proceed with future phases of the Joslyn Project. The Company will be subject to the risk of default by Enerplus in meeting its obligations to pay its proportionate share of expenditures of the Joslyn Project prior to its payments under the Joint Venture Agreement reaching the Commitment Amount. Such default by Enerplus may adversely affect the continuation of the Joslyn Project, the construction or operations of the Joslyn Project or other facets of the Joslyn Project, any of which may adversely affect the Company.

The success and ability of the Company to compete depends to a significant extent on the proprietary technology of third parties that has been, or is required to be, licensed by the Company. Further, others may develop technologies that are similar or superior to the technology that the Company licenses from third parties or design around the patents owned by such third parties. Despite the efforts of such third parties, the intellectual property rights licensed by the Company may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Company or such third parties may take to protect the intellectual property rights of such third parties will prevent the termination of licenses from third parties.

Commodity Prices

The Company's financial results will be dependent upon the prevailing price of crude oil and natural gas. Oil prices, natural gas prices and heavy oil differentials fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Company. Political and economic developments around the world can affect world oil and natural gas supply and prices.

Any prolonged period of low oil prices, high natural gas prices and/or high heavy oil differentials could result in a decision by the Company to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in the Company's revenue and earnings and could materially impact the Company's ability to meet its debt servicing obligations and could expose the Company to significant additional expense as a result of any future long-term contracts. If production was not suspended or reduced during such period, the sale of the petroleum products produced by the Joslyn Project at such reduced prices would lower the Company's revenue.

At present, the Company has not entered into any marketing or transportation agreements. Failure to achieve acceptable terms for such agreements could negatively affect the Company's financial results.

Operating Costs

The cost of natural gas, which has the potential to vary considerably, is a significant component of the cost of production of the bitumen produced by the Joslyn Project. The availability and cost of diluent also has the potential to vary considerably. The Company's earnings may be reduced if significant increases in natural gas or diluent prices are incurred.

Environmental Considerations

The construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's land are conditional upon various environmental and regulatory approvals issued by governmental authorities. There is no assurance such approvals will be issued, or once issued renewed, or that they will not contain terms and conditions which make the Joslyn Project uneconomic or cause the Company to significantly alter the Joslyn Project. Further, the construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's lands will be subject to approvals and laws and regulations relating to environmental protection and operational safety. Although the Company believes that the Joslyn Project will be in general compliance with applicable environmental and safety approvals, laws and regulations, risks of substantial costs and liabilities are inherent in oil sands recovery and there can be no assurance that substantial costs and liabilities will not be incurred or that the Joslyn Project will be permitted to carry on operations. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Joslyn Project's operations, could result in substantial costs and liabilities to the Company or delays to or abandonment of the Joslyn Project.

Canada is a signatory to, and has ratified, the Kyoto Protocol established under the United Nations Framework Convention on Climate Change (the "Convention") to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases. The Joslyn Project will be a significant producer of some greenhouse gases covered by the Convention. The Government of Canada has put forward a Climate Change Plan for Canada which suggested further legislation that will set carbon dioxide and other greenhouse gases emission reduction requirements for various industrial activities, including oil sands. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's *Climate Change and Emissions Management Act* (unproclaimed), may require the reduction of emissions or emissions intensity from the Company's operations and facilities. The reductions may not be technically or economically feasible and the failure to meet such emission reduction requirement may materially adversely affect the Company's business and result in fines, penalties and the suspension of operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate the Joslyn Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, including the Joslyn Project, for which the Joslyn Project may be unable to mitigate. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by the Joslyn Project or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by the Joslyn Project.

Operational Hazards

The operation of the Joslyn Project will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. The Company will not carry insurance with respect to all potential casualty occurrences and disruptions. It cannot be assured that the Company's insurance will be sufficient to cover any such casualty occurrences or disruptions. The Project could be interrupted by natural disasters or other events beyond the control of Deer Creek. Losses and liabilities arising from uninsured or under-

insured events could have a material adverse effect on the Joslyn Project and on the Company's business, financial condition and results of operations.

Recovering bitumen from oil sands involves particular risks and uncertainties. The Project is susceptible to loss of production or slowdowns. Severe climatic conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. Equipment failures could result in damage to the Joslyn Project's facilities or wells, and liability to third parties against which the Company may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

Abandonment and Reclamation Costs

The Company will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the Joslyn Project and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. Costs associated with abandonment and reclamation will be a function of regulatory requirements at such time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs. In addition, in the future the Company may determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs.

Human Resources

Deer Creek has assembled a management and field operations team for SAGD Phase I. However, the labour force in Fort McMurray and surrounding area is limited and the inability to staff future projects could have an adverse affect on the Company's development plans. In addition, rising personnel costs could result in increases in general and administrative expenses and labour costs associated with future development.

Principal Shareholder

As a result of its shareholdings, Lime Rock will effectively be in a position to defeat any matters requiring the passing of a special resolution of the shareholders of the Company.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil interests and the distribution and marketing of petroleum products. The Joslyn Project competes with other producers of bitumen and conventional producers of oil and gas. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

A number of companies other than the Company have announced plans to enter the oil sands business, or expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of bitumen in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

Foreign Exchange

Crude oil prices are generally based on a U.S. dollar market price, while certain operating and capital costs will be primarily in Canadian dollars. Fluctuations in exchange rates between the U.S. and

Canadian dollar will therefore give rise to foreign currency exchange exposure. The Company may mitigate the impact of exchange rate fluctuations for both revenue and cost relating to the Joslyn Project by hedging. There is no assurance that any hedging which may be undertaken by the Company will be successful and, if not successful, could result in serious adverse effects on the Company's financial condition and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the regional municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Joslyn Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have a significant adverse effect on the Company and the Joslyn Project.

Hedging Risks

The nature of the Company's operations will result in exposure to fluctuations in commodity prices. The Company may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Company engages in hedging it will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Company could lose the cost of floors or ceilings or a fixed price could limit the Company from receiving the full benefit of commodity price increases. If the Company enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

The Company may also hedge its exposure to the costs of inputs to the Joslyn Project. If the prices of these inputs falls below the levels specified in any future hedging agreements, the Company could lose the cost of ceilings or a fixed price could limit it from receiving the full benefit of commodity price decreases.

LEGAL PROCEEDINGS

The Company is not aware of any material legal proceedings involving the Company or its property, nor are any such proceedings known by the Company to be contemplated.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal office in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

MATERIAL CONTRACTS

There are no material contracts, other than contracts entered into in the ordinary course of business, that are material to the Company that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, have audited the financial statements of the Company for the years ended December 31, 2004 and 2003, as set forth in the Annual Report of the Company. In addition, GLJ, independent petroleum consultants to the Company, prepared the GLJ Report, referenced herein.

ADDITIONAL INFORMATION

Additional information relating to Deer Creek is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Information as to directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans of the Company is contained in the Information Circular of the Company for the Company's most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2004, which are contained in Deer Creek's 2004 Annual Report or available on SEDAR.

GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following words and phrases shall have the meaning set forth below:

"**AECO**" means the regional pricing hub for natural gas located at storage facilities of Alberta Energy Company, near Medicine Hat, Alberta;

"**Alberta Environment**" means Alberta Environment, a department of the Government of Alberta;

"**Bitumen**" means a heavy viscous crude oil;

"**Board of Directors**" means the board of directors of the Company, from time to time;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society);

"**Common Shares**" means the common shares in the capital of the Company;

"**Contingent Resources**" are defined in the COGE Handbook as those quantities of oil and gas estimates on a given date to be potentially recoverable from known accumulations but are not currently economic. Contingent resources include, for example, accumulations for which there is currently no viable market. Further clarification of resource definitions and guidelines are forthcoming in the COGE Handbook. Contingent Resources as included in the Statement of Reserves and Resources Data and Other Oil and Gas Information does not strictly comply with the definition in the COGE Handbook. Criteria other than economics may cause a quantity to be classified as a resource rather than a reserve. In the case of Deer Creek, these include the absence of mining approvals as well as detailed design estimates to confirm economic productibility as well as an absence of near term development plans. Technically, GLJ believes this volume will likely be economic to develop some time in the future. Over time with additional drilling and financial commitment GLJ would expect these contingent resources to be converted to reserves. The resource estimate has been classified as "Best Estimate" as there is an expectation that this quantity will be actually recovered from the accumulation. The "Best Estimate" in the GLJ Report relates to production of 150,000 barrels of bitumen per day from the mining portion of the Joslyn Project. Low and high estimates have also been prepared by GLJ;

"**Credit Facility**" means the credit facility of $65.0 million provided by certain Canadian chartered banks to the Company;

"**Enerplus**" means Enerplus Resources Fund, which wholly-owns EnerMark Inc.;

"**EUB**" means the Alberta Energy and Utilities Board;

"**First Preferred Shares**" means the first preferred shares in the capital of the Company;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., an independent petroleum consulting firm;

"**GLJ Report**" means the report prepared by GLJ dated February 22, 2005 and effective December 31, 2004 setting out GLJ's evaluation of the bitumen reserves and resources of the Joslyn Project;

"**Gross Lease**" means 100% interest in the Josyln Project before deduction of royalties and without including any royalty interests;

"**Heavy oil differential**" means the difference in market price between heavy and light crude oils grades;

"**Joint Venture Agreement**" means the joint venture agreement dated for reference July 1, 2002 made between the Company and a wholly-owned subsidiary of Enerplus;

"**Joslyn Project**" or "**Project**" means the Company's current development plan on Lease 24 and Lease 74 that entails four phases of SAGD production recovery and four phases of mining and extraction development;

"**Lease 24**" means Alberta Oil Sands Lease No. 7280060T24;

"**Lease 74**" means Alberta Oil Sands Lease No. 7404110452 (formerly Oil Sand Permit No. 7099110070);

"**Lime Rock**" means The Beacon Group Energy Investment Fund II, L.P., Riverside Investments LLC on behalf of The Beacon Group Energy Investment Fund II, L.P. and Friends of Lime Rock LP;

"**Mine Phase I**" means the first phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"**Mine Phase II**" means the second phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"**Mine Phase III**" means the third phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"**Mine Phase IV**" means the fourth phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"**NEB**" means the National Energy Board;

"**Net After Royalty**" means the Company's total working interest share after the deduction of royalties;

"**Pilot Project**" or "**Pilot**" means the initial field tests on Lease 24 to test the application of proprietary multi drain and SAGD technology;

"**Possible Reserves**" are those additional Reserves that are less certain to be recovered than Probable Reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves;

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less then the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty;

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved

Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty;

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical, engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with estimates;

"**SAGD**" means Steam Assisted Gravity Drainage, an *in-situ* production process used to recover bitumen from oil sands;

"**SAGD Phase I**" means the first phase of the SAGD development of the Joslyn Project, including the facilities, infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"**SAGD Phase II**" means the second phase of the SAGD development of the Joslyn Project, including the facilities and infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"**SAGD Phase IIIA**" means the third phase of the SAGD development of the Joslyn Project, including the facilities and infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"**SAGD Phase IIIB**" means the fourth phase of the SAGD development of the Joslyn Project, including the facilities and infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"**Talisman**" means Talisman Energy Inc.;

"**Talisman Agreement**" means the asset purchase and sale agreement dated as of March 1, 1998 made between the Company and Talisman;

"**Talisman Debenture**" means the debenture dated December 1, 1999 granted by the Company in favour of Talisman in the principal amount of $21.0 million and any amendments thereto;

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned;

"**United States**" or "**U.S.**" means the United States of America;

"**Working Interest**" means the Company's total working interest share before deduction of royalties and without including any royalty interests; and

"**WTI**" means West Texas Intermediate grade crude oil at a reference sales point in Cushing, Oklahoma, a common benchmark for crude oil.

ABBREVIATIONS

"**API**" means degrees API, a measure of hydrocarbon density;

"**bbl**" means barrels, which are equal to 0.15899 cubic metres;

"**bbls/d**" means barrels per day;

"**Bbbl**" means billions of barrels;

"**GJ**" means gigajoule, the metric unit of heating value equivalent to 943,213 British thermal units;

"**M$**" means thousands of dollars and "**MM$**" means millions of dollars;

"**Mbbl**" means thousands of barrels;

"**MMbbl**" means millions of barrels;

"**MMbtu**" means millions of British thermal units;

"**m^3**" means metres cubed; and

"**NPV**" means net present value.

APPENDIX A
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the Board of Directors of Deer Creek Energy Limited (the "Company"):

1. We have prepared an evaluation of the Company's reserves and resources data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's Board of Directors:

		Net Present Value of Future Net Revenue (MM$) (before income taxes, 10% discount rate)			
Description and Preparation Date of Evaluation/Report	**Location of Reserves (Country or Foreign Geographic Area)**	**Audited**	**Evaluated**	**Reviewed**	**Total**
January 14, 2005	Canada	$0	$231.7	$0	$231.7

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada. Dated February 22, 2005.

ORIGINALLY SIGNED BY
Dana B. Laustsen, P. Eng.
Executive Vice President

APPENDIX B
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Deer Creek Energy Limited (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future new revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Technical Committee of the Board of Directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Technical Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) GLEN C. SCHMIDT
President and Chief Executive Officer

(Signed) GARY R. PURCELL
Vice President, Business Development

(Signed) S. BARRY JACKSON
Chairman and Director

(Signed) JOHN G. CLARKSON
Director

March 18, 2005

File # 82-34856

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Deer Creek Energy Limited

Participation Fee for the Financial Year Ending: December 31, 2004



RECEIVED
PROCESSING
JUN 13 2005
213
SECTION

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		47,898,458	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	8.885	
Market value of class or series	=	425,577,799	
			425,577,799 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] ______ (B)

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = 425,577,799

Total fee payable in accordance with Appendix A of the Rule $25,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

File # 82-34856


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C. 213 SECTION

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, John S. Kowal, Vice President, Finance and Chief Financial Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Deer Creek Energy Limited (the issuer) for the year ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstance under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 11, 2005

"John S. Kowal" *(signed)*
Vice President, Finance
and Chief Financial Officer

File # 82-34856

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Glen C. Schmidt, President and Chief Executive Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Deer Creek Energy Limited (the issuer) for the year ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstance under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 11, 2005

"Glen C. Schmidt" *(signed)*
President and
Chief Executive Officer